SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROLEO BRASILEIRO S.A.	ULTRAPAR PARTICIPAÇÕES S.A.
A PUBLICLY LISTED COMPANY	A PUBLICLY LISTED COMPANY
CNPJ/MF Nº 33.000.167/0001-01	CNPJ/MF Nº 33.256.439/0001-39
NIRE 33.300.032.061	NIRE 35.300.109.724

ANNOUNCEMENT OF A MATERIAL FACT

Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Ultrapar Participações S.A. (“Ultrapar”), in the manner and for the purposes of CVM Instruction 358/02, wish to notify the market in general that Ultrapar, in its role as commissioner and in compliance with the Investment Agreement signed between Braskem S.A., Petrobras and Ultrapar, as published in the announcement of a material fact of March 19 2007, has transferred the Ipiranga Group’s assets in the North, Northeast and Midwest regions of Brazil to Petrobras as well as the assets relating to the asphalt business.

São Paulo, May 14 2008.

Almir Guilherme Barbassa	André Covre
CFO and Investor Relations Officer	CFO and Investor Relations Officer
PETROLEO BRASILEIRO S.A.	ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.